June 3, 2025

VIA EDGAR

Abe Friedman
Theresa Brilliant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Gartner, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Form 8-K Dated May 6, 2025
File No. 001-14443

Dear Mr. Friedman and Ms. Brilliant:

On behalf of Gartner, Inc. (“Gartner,” the “Company,” “we,” or “our”), we are responding to the comment letter, dated May 21, 2025, that we received from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2024 (the “Form 10-K”) and Form 8-K dated May 6, 2025 (the “Form 8-K”) filed with the Securities and Exchange Commission (“SEC”).

To facilitate your review, we have reproduced the text of the Staff’s comments in italics below, followed by the Company’s response to each comment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K and/or Form 8-K, as applicable.

Form 10-K for Fiscal Year Ended December 31, 2024

Notes to Consolidated Financial Statements
Note 16 - Segment Information, page 73

1. Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses your reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-29.f. Refer to ASC 280-10-55-47.bb for guidance.

Gartner Response:

The Company acknowledges the Staff’s comment. In our Form 10-K for the fiscal year ended December 31, 2024, we note that our chief operating decision maker (“CODM”) evaluates segment performance and allocates resources based on gross contribution. We acknowledge that we did not specify how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. We will revise our future filings to address this as detailed below (proposed new disclosure shown as underlined text):

The Company's Chief Executive Officer is its chief operating decision maker (CODM). The CODM evaluates segment performance and allocates resources based on gross contribution. Gross contribution, as presented in the tables below, is defined as operating income or loss excluding certain Cost of services and product development expenses, Selling, general and administrative expenses, Depreciation, Amortization of intangibles, Acquisition and integration charges and Gain from sale of divested operation. Certain bonus and fringe benefit costs included in consolidated Cost of services and product development are not allocated to segment expense. The CODM uses gross contribution to allocate resources (including financial resources and employees) for each segment primarily in the Company's annual budgeting process. The CODM then monitors budgeted versus actual results regularly to assess segment operating performance, identify business trends, and modify resource allocations as needed.

The accounting policies used by the reportable segments are the same as those used by the Company. There are no intersegment revenues. The Company does not identify or allocate assets, including capital expenditures, by reportable segment. Accordingly, assets are not reported by segment because the information is not available by segment and is not reviewed in the evaluation of segment performance or considered in making decisions regarding the allocation of resources.

Form 8-K Dated May 6, 2025

Exhibit 99.1, page 6

2. We note that you adjust GAAP diluted EPS for the impact of amortization of acquired intangibles in calculating Adjusted EPS to arrive at a measure that excludes items that may not be indicative of your core operating results. It is unclear why you exclude amortization of assets acquired through acquisitions considering this measure includes revenue from operations being generated in part by these acquired assets. Please expand your disclosure to more fully explain the adjustment and to clarify that although amortization of these acquired intangibles is being excluded, revenue generated from these assets is still included in the measure and that these assets contribute to revenue generation.

Gartner Response:

The Company acknowledges the Staff’s comment. The Company notes that the amortization of intangibles is not typically affected by operations during any particular period and is not included in management’s review of the performance of the Company's business. The Company also believes that excluding amortization expense related to intangible assets acquired through acquisitions is useful to investors and is a common practice among its peers when presenting non-GAAP financial measures. The Company also acknowledges that use of non-GAAP financial measures comes with inherent limitations. Accordingly, to provide additional clarity in our external reporting of Adjusted Net Income and Adjusted EPS, the Company proposes to enhance its disclosure in future filings as follows (proposed new disclosure shown as underlined text):

Adjusted Net Income and Adjusted EPS: Represents GAAP net income (loss) and diluted net income (loss) per share adjusted for the impact of certain items directly related to acquisitions and other non-recurring items. These adjustments include (on a per share basis, in the case of Adjusted EPS): (i) the amortization of acquired intangibles*; (ii) acquisition and integration charges and other non-recurring items; (iii) gain on event cancellation insurance claims, as applicable; (iv) loss on impairment of lease related assets, as applicable; (v) the non-cash (gain) loss on de-designated interest rate swaps, as applicable; and (vi) the related tax effect. We believe Adjusted Net Income and Adjusted EPS are important measures of our recurring operations as they exclude items that may not be indicative of our core operating results.

* The Company excludes amortization of acquired intangibles because it is generally a fixed non-cash expense that can be significantly impacted by the timing and/or size of acquisitions and management does not use to evaluate core operating results. Although the Company excludes the amortization of acquired intangibles from Adjusted Net Income and Adjusted EPS, management believes that it is important for investors to understand that such intangible assets were recorded as part of acquisition accounting and contribute to revenue generation.

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Please direct any comments or questions regarding the Company’s response to the attention of the undersigned at (203) 316-6543. In addition, we respectfully request that you provide any additional comments to me at craig.safian@gartner.com and to my staff as follows: Brooke Clark at brooke.clark@gartner.com and Kevin Tang at kevin.tang@gartner.com.

Thank you for your assistance.

Sincerely,

/s/ Craig W. Safian
Craig W. Safian
Executive Vice President and Chief Financial Officer